FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2016

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – six months ended September 30, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 27, 2016	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Financial Summary For the Six Months Ended September 30, 2016 (U.S. GAAP)

Date:	October 27, 2016
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya
(Overseas) New York, Singapore
Representative:	Koji Nagai
Group CEO, Nomura Holdings, Inc.
For inquiries:	Michio Okazaki
Managing Director, Head of Management Accounting and Investor Relations, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL: http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	For the six months ended September 30
	2015		2016
	(Millions of yen, except per share data)
	% Change from September 30, 2014		% Change from September 30, 2015
Total revenue	926,355	1.5%	844,521	(8.8%)
Net revenue	760,636	2.1%	685,475	(9.9%)
Income before income taxes	125,889	0.2%	144,539	14.8%
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	115,301	58.5%	108,005	(6.3%)
Comprehensive income (loss)	94,296	(26.3%)	(3,529)	— %
Basic-Net income attributable to NHI shareholders per share (Yen)	32.06		30.10
Diluted-Net income attributable to NHI shareholders per share (Yen)	31.26		29.39
Return on shareholders’ equity-annualized	8.4%		8.1%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At March 31	At September 30
	2016	2016
	(Millions of yen, except per share data)
Total assets	41,090,167	42,957,438
Total equity	2,743,015	2,699,957
Total NHI shareholders’ equity	2,700,239	2,639,363
Total NHI shareholders’ equity as a percentage of total assets	6.6%	6.1%
Total NHI shareholders’ equity per share (Yen)	748.32	742.39

2. Cash Dividends

	For the year ended March 31
	2016	2017	2017 (Plan)
	(Yen amounts)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	10.00	9.00	—
At December 31	—	—	—
At March 31	3.00	—	Unconfirmed
For the year	13.00	—	Unconfirmed

Note: Nomura plans to forgo dividend distribution for Q3 of fiscal year 2017. Fiscal year 2017 Q4 dividend amount are not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2017”.

3. Earnings Forecasts for the year ending March 31, 2017

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1)	Changes in significant subsidiaries during the period: None

(Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2)	Adoption of the simplified and particular accounting treatments: None

(3)	Changes in accounting policies

a)	Changes in accounting policies due to amendments to the accounting standards : Yes
b)	Changes in accounting policies due to other than a) : None

(4)	Number of shares issued (common stock)

	At March 31	At September 30
	2016	2016
Number of shares outstanding (including treasury stock)	3,822,562,601	3,822,562,601
Number of treasury stock	214,170,602	267,314,307

	For the six months ended September 30
	2015	2016
Average number of shares outstanding (year-to-date)	3,596,599,957	3,588,288,755

*Quarterly review

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors at the point of disclosing this financial summary.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P.2

(1) Consolidated Operating Results	P.2
(2) Consolidated Financial Position	P.4
(3) Consolidated Earnings Forecasts	P.4

2. Notes to the Summary Information	P.5

(1) Changes in Accounting Policies	P.5

3. Quarterly Consolidated Financial Statements	P.5

(1) Consolidated Balance Sheets	P.6
(2) Consolidated Statements of Income	P.8
(3) Consolidated Statements of Comprehensive Income	P.9
(4) Note with respect to the Assumption as a Going Concern	P.9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11

4. Supplementary Information	P.12

(1) Consolidated Statements of Income – Quarterly Comparatives	P.12
(2) Business Segment Information – Quarterly Comparatives	P.13
(3) Unconsolidated Quarterly Financial Statements [Japanese GAAP]	P.14
(4) Other	P.14

–  1  –

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

U.S. GAAP

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2015 (A)	September 30, 2016 (B)
Net revenue	760.6	685.5	(9.9)
Non-interest expenses	634.7	540.9	(14.8)

Income (loss) before income taxes	125.9	144.5	14.8
Income tax expense	8.0	35.5	344.4

Net income (loss)	117.9	109.0	(7.5)

Less: Net income (loss) attributable to noncontrolling interests	2.6	1.0	(60.6)

Net income (loss) attributable to NHI shareholders	115.3	108.0	(6.3)

Return on shareholders’ equity-annualized	8.4%	8.1%	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 685.5 billion yen for the six months ended September 30, 2016, a decrease of 9.9% from the same period in the prior year. Non-interest expenses decreased by 14.8% from the same period in the prior year to 540.9 billion yen. Income before income taxes was 144.5 billion yen and net income attributable to NHI shareholders was 108.0 billion yen for the six months ended September 30, 2016.

Segment Information

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2015 (A)	September 30, 2016 (B)
Net revenue	762.5	688.4	(9.7)
Non-interest expenses	634.7	540.9	(14.8)

Income (loss) before income taxes	127.8	147.5	15.4

In the above segment information totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the six months ended September 30, 2016 was 688.4 billion yen, a decrease of 9.7% from the same period in the prior year. Non-interest expenses decreased by 14.8% from the same period in the prior year to 540.9 billion yen. Income before income taxes was 147.5 billion yen for the six months ended September 30, 2016. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

–  2  –

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2015 (A)	September 30, 2016 (B)
Net revenue	246.3	169.9	(31.0)
Non-interest expenses	158.7	146.8	(7.5)

Income (loss) before income taxes	87.6	23.1	(73.7)

Net revenue decreased by 31.0% from the same period in the prior year to 169.9 billion yen, primarily due to decreasing commissions from distribution of investment trusts and brokerage. Non-interest expense decreased by 7.5% to 146.8 billion yen. As a result, income before income taxes decreased by 73.7% to 23.1 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2015 (A)	September 30, 2016 (B)
Net revenue	49.8	47.2	(5.1)
Non-interest expenses	29.6	27.5	(7.0)

Income (loss) before income taxes	20.2	19.7	(2.4)

Net revenue decreased by 5.1% from the same period in the prior year to 47.2 billion yen. Non-interest expense decreased by 7.0% to 27.5 billion yen. As a result, income before income taxes decreased by 2.4% to 19.7 billion yen. Assets under management were 38.5 trillion yen as of September 30, 2016.

Operating Results of Wholesale

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2015 (A)	September 30, 2016 (B)
Net revenue	398.1	370.8	(6.9)
Non-interest expenses	369.8	284.9	(23.0)

Income (loss) before income taxes	28.3	85.9	203.6

Net revenue decreased by 6.9% from the same period in the prior year to 370.8 billion yen. Non-interest expense decreased by 23.0% to 284.9 billion yen. As a result, income before income taxes increased by 203.6% from the same period in the prior year to 85.9 billion yen.

–  3  –

Other Operating Results

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2015 (A)	September 30, 2016 (B)
Net revenue	68.3	100.5	47.1
Non-interest expenses	76.6	81.7	6.6

Income (loss) before income taxes	(8.3)	18.9	—

Net revenue was 100.5 billion yen. Income before income taxes was 18.9 billion yen.

(2) Consolidated Financial Position

Total assets as of September 30, 2016 were 42,957.4 billion yen, an increase of 1,867.3 billion yen compared to March 31, 2016, mainly due to the increase in Securities purchased under agreements to resell. Total liabilities as of September 30, 2016 were 40,257.5 billion yen, an increase of 1,910.3 billion yen compared to March 31, 2016, mainly due to the increase in Securities sold under agreements to repurchase. Total equity as of September 30, 2016 was 2,700.0 billion yen, a decrease of 43.1 billion yen compared to March 31, 2016.

(3) Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

–  4  –

2. Notes to the Summary Information

(1) Changes in Accounting Policies (UNAUDITED)

Recognition and measurement of financial assets and financial liabilities

On April 1, 2016, Nomura early adopted the presentation change of own credit adjustments provided by Accounting Standards Update 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities.” Accordingly, unrealized changes in the fair value of financial liabilities elected for the fair value option attributable to instrument-specific credit risk (“own credit adjustments”) are now presented separately in other comprehensive income rather than through earnings. As a result of this adoption based on the modified retrospective application, the beginning balance of Retained earnings has been adjusted.

Consolidation analysis

On April 1, 2016, Nomura adopted Accounting Standard Update 2015-02 “Amendments to the Consolidation Analysis.” Accordingly, the consolidation guidance applied to certain investment companies, money market funds, qualifying real estate funds and similar entities has been changed. As a result of this adoption based on the modified retrospective application, the beginning balance of Noncontrolling interests has been adjusted.

Presentation of debt issuance costs

On April 1, 2016, Nomura adopted Accounting Standard Update 2015-03 “Simplifying the Presentation of Debt Issuance Costs.” Accordingly, debt issuance costs related to a recognized debt liability, which used to be presented as a separate asset, are now presented as a direct deduction from the carrying amount of that debt liability. These accounting changes have not had a material impact on Nomura’s consolidated financial statements.

3. Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 23, 2016) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 23, 2016) for the year ended March 31, 2016.

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors.

–  5  –

(1) Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	March 31, 2016	September 30, 2016	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	3,476,261	3,092,991	(383,270)
Time deposits	196,632	131,865	(64,767)
Deposits with stock exchanges and other segregated cash	225,950	220,290	(5,660)

Total cash and cash deposits	3,898,843	3,445,146	(453,697)

Loans and receivables:
Loans receivable	1,605,603	1,533,496	(72,107)
Receivables from customers	210,844	104,026	(106,818)
Receivables from other than customers	1,156,608	1,107,506	(49,102)
Allowance for doubtful accounts	(3,477)	(3,510)	(33)

Total loans and receivables	2,969,578	2,741,518	(228,060)

Collateralized agreements:
Securities purchased under agreements to resell	9,205,165	10,973,911	1,768,746
Securities borrowed	5,872,495	6,092,429	219,934

Total collateralized agreements	15,077,660	17,066,340	1,988,680

Trading assets and private equity investments:
Trading assets*	16,379,424	16,819,227	439,803
Private equity investments	30,578	26,731	(3,847)

Total trading assets and private equity investments	16,410,002	16,845,958	435,956

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥402,599 million as of March 31, 2016 and ¥405,616 million as of September 30, 2016)	355,507	336,703	(18,804)
Non-trading debt securities*	870,812	823,726	(47,086)
Investments in equity securities*	137,970	133,621	(4,349)
Investments in and advances to affiliated companies*	395,284	401,822	6,538
Other	974,511	1,162,604	188,093

Total other assets	2,734,084	2,858,476	124,392

Total assets	41,090,167	42,957,438	1,867,271

*	Including securities pledged as collateral

–  6  –

Millions of yen
March 31, 2016	September 30, 2016	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	662,902	542,027	(120,875)
Payables and deposits:
Payables to customers	688,196	954,260	266,064
Payables to other than customers	1,337,931	1,943,066	605,135
Deposits received at banks	2,222,991	1,052,275	(1,170,716)

Total payables and deposits	4,249,118	3,949,601	(299,517)

Collateralized financing:
Securities sold under agreements to repurchase	14,192,309	17,052,166	2,859,857
Securities loaned	1,937,009	2,168,593	231,584
Other secured borrowings	476,273	375,511	(100,762)

Total collateralized financing	16,605,591	19,596,270	2,990,679

Trading liabilities	7,499,335	7,637,309	137,974
Other liabilities	1,200,647	1,130,182	(70,465)
Long-term borrowings	8,129,559	7,402,092	(727,467)

Total liabilities	38,347,152	40,257,481	1,910,329

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,822,562,601 shares as of March 31, 2016 and 3,822,562,601 shares as of September 30, 2016
Outstanding	-	3,608,391,999 shares as of March 31, 2016 and 3,555,248,294 shares as of September 30, 2016	594,493	594,493	—
Additional paid-in capital	692,706	688,444	(4,262)
Retained earnings	1,516,577	1,571,328	54,751
Accumulated other comprehensive income (loss)	44,980	(46,383)	(91,363)

Total NHI shareholders’ equity before treasury stock	2,848,756	2,807,882	(40,874)
Common stock held in treasury, at cost -
214,170,602 shares as of March 31, 2016 and
267,314,307 shares as of September 30, 2016	(148,517)	(168,519)	(20,002)

Total NHI shareholders’ equity	2,700,239	2,639,363	(60,876)

Noncontrolling interests	42,776	60,594	17,818

Total equity	2,743,015	2,699,957	(43,058)

Total liabilities and equity	41,090,167	42,957,438	1,867,271

–  7  –

(2) Consolidated Statements of Income (UNAUDITED)

	Millions of yen		% Change
	For the six months ended
	September 30, 2015 (A)	September 30, 2016 (B)	(B-A)/(A)
Revenue:
Commissions	241,844	150,895	(37.6)
Fees from investment banking	69,364	40,666	(41.4)
Asset management and portfolio service fees	118,117	104,752	(11.3)
Net gain on trading	187,299	258,901	38.2
Gain (loss) on private equity investments	1,756	(433)	—
Interest and dividends	225,189	215,414	(4.3)
Gain (loss) on investments in equity securities	(1,696)	(2,312)	—
Other	84,482	76,638	(9.3)

Total revenue	926,355	844,521	(8.8)
Interest expense	165,719	159,046	(4.0)

Net revenue	760,636	685,475	(9.9)

Non-interest expenses:
Compensation and benefits	305,619	253,918	(16.9)
Commissions and floor brokerage	66,864	47,039	(29.6)
Information processing and communications	96,153	85,850	(10.7)
Occupancy and related depreciation	37,902	35,031	(7.6)
Business development expenses	16,784	15,177	(9.6)
Other	111,425	103,921	(6.7)

Total non-interest expenses	634,747	540,936	(14.8)

Income before income taxes	125,889	144,539	14.8
Income tax expense	7,991	35,512	344.4

Net income	117,898	109,027	(7.5)

Less: Net income attributable to noncontrolling interests	2,597	1,022	(60.6)

Net income attributable to NHI shareholders	115,301	108,005	(6.3)

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	32.06	30.10	(6.1)

Diluted-
Net income attributable to NHI shareholders per share	31.26	29.39	(6.0)

–  8  –

(3) Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen		% Change
	For the six months ended
	September 30, 2015 (A)	September 30, 2016 (B)	(B-A)/(A)
Net income	117,898	109,027	(7.5)
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	(2,621)	(95,129)	—
Deferred income taxes	(17,529)	5,882	—

Total	(20,150)	(89,247)	—

Defined benefit pension plans:
Pension liability adjustment	(543)	92	—
Deferred income taxes	342	(81)	—

Total	(201)	11	—

Non-trading securities:
Net unrealized gain (loss) on non-trading securities	(4,417)	(8,492)	—
Deferred income taxes	1,166	1,345	15.4

Total	(3,251)	(7,147)	—

Own Credit Adjustments:
Own Credit Adjustments	—	(19,093)	—
Deferred income taxes	—	2,920	—

Total	—	(16,173)	—

Total other comprehensive income (loss)	(23,602)	(112,556)	—

Comprehensive income (loss)	94,296	(3,529)	—
Less: Comprehensive income (loss) attributable to noncontrolling interests	2,060	(877)	—

Comprehensive income (loss) attributable to NHI shareholders	92,236	(2,652)	—

(4) Note with respect to the Assumption as a Going Concern (UNAUDITED)

Not applicable.

–  9  –

(5) Segment Information – Operating Segment (UNAUDITED)

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2015 (A)	September 30, 2016 (B)
Net revenue
Business segment information:
Retail	246,347	169,915	(31.0)
Asset Management	49,771	47,211	(5.1)
Wholesale	398,095	370,795	(6.9)

Subtotal	694,213	587,921	(15.3)
Other	68,324	100,522	47.1

Net revenue	762,537	688,443	(9.7)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,901)	(2,968)	—

Net revenue	760,636	685,475	(9.9)

Non-interest expenses
Business segment information:
Retail	158,703	146,840	(7.5)
Asset Management	29,613	27,539	(7.0)
Wholesale	369,795	284,886	(23.0)

Subtotal	558,111	459,265	(17.7)
Other	76,636	81,671	6.6

Non-interest expenses	634,747	540,936	(14.8)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	634,747	540,936	(14.8)

Income (loss) before income taxes
Business segment information:
Retail	87,644	23,075	(73.7)
Asset Management	20,158	19,672	(2.4)
Wholesale	28,300	85,909	203.6

Subtotal	136,102	128,656	(5.5)
Other*	(8,312)	18,851	—

Income (loss) before income taxes	127,790	147,507	15.4

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,901)	(2,968)	—

Income (loss) before income taxes	125,889	144,539	14.8

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2015 (A)	September 30, 2016 (B)
Net gain (loss) related to economic hedging transactions	(1,501)	7,855	—
Realized gain (loss) on investments in equity securities held for operating purposes	205	656	220.0
Equity in earnings of affiliates	22,885	12,003	(47.6)
Corporate items	(43,925)	(9,572)	—
Other	14,024	7,909	(43.6)

Total	(8,312)	18,851	—

–  10  –

(6) Significant Changes in Equity (UNAUDITED)

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the six months ended September 30, 2016
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	692,706
Issuance and exercise of common stock options	(4,262)

Balance at end of period	688,444

Retained earnings
Balance at beginning of year	1,516,577
Cumulative effect of change in accounting principle (1)	(19,294)
Net income attributable to NHI shareholders	108,005
Cash dividends	(31,997)
Gain (loss) on sales of treasury stock	(1,963)

Balance at end of period	1,571,328

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	53,418
Net change during the period	(89,146)

Balance at end of period	(35,728)

Defined benefit pension plans
Balance at beginning of year	(33,325)
Pension liability adjustment	11

Balance at end of period	(33,314)

Non-trading securities
Balance at beginning of year	24,887
Net unrealized gain on non-trading securities	(5,349)

Balance at end of period	19,538

Own credit adjustments
Balance at beginning of year	—
Cumulative effect of change in accounting principle (1)	19,294
Own credit adjustments	(16,173)

Balance at end of period	3,121

Balance at end of period	(46,383)

Common stock held in treasury
Balance at beginning of year	(148,517)
Repurchases of common stock	(34,285)
Sale of common stock	0
Common stock issued to employees	13,010
Other net change in treasury stock	1,273

Balance at end of period	(168,519)

Total NHI shareholders’ equity
Balance at end of period	2,639,363

Noncontrolling interests
Balance at beginning of year	42,776
Cumulative effect of change in accounting principle (1)	11,330
Net change during the period	6,488

Balance at end of period	60,594

Total equity
Balance at end of period	2,699,957

(1)	In relation to Cumulative effect of change in accounting principle, please refer to section “2. Notes to the Summary Information (1) Changes in Accounting Policies.”

–  11  –

4. Supplementary Information

(1) Consolidated Statements of Income – Quarterly Comparatives (UNAUDITED)

	Millions of yen						% Change	Millions of yen
	For the three months ended						(B-A)/(A)	For the year ended March 31, 2016
	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016 (A)	September 30, 2016 (B)
Revenue:
Commissions	130,343	111,501	102,323	87,792	76,255	74,640	(2.1)	431,959
Fees from investment banking	24,497	44,867	20,016	28,953	17,313	23,353	34.9	118,333
Asset management and portfolio service fees	59,940	58,177	57,808	53,081	52,612	52,140	(0.9)	229,006
Net gain on trading	124,748	62,551	105,191	61,541	140,143	118,758	(15.3)	354,031
Gain (loss) on private equity investments	1,154	602	8,691	3,314	(13)	(420)	—	13,761
Interest and dividends	113,649	111,540	107,932	106,929	106,551	108,863	2.2	440,050
Gain (loss) on investments in equity securities	9,186	(10,882)	4,690	(23,498)	(9,966)	7,654	—	(20,504)
Other	44,931	39,551	27,875	44,103	35,517	41,121	15.8	156,460

Total revenue	508,448	417,907	434,526	362,215	418,412	426,109	1.8	1,723,096
Interest expense	84,416	81,303	79,627	82,069	79,932	79,114	(1.0)	327,415

Net revenue	424,032	336,604	354,899	280,146	338,480	346,995	2.5	1,395,681

Non-interest expenses:
Compensation and benefits	155,896	149,723	141,807	126,765	125,949	127,969	1.6	574,191
Commissions and floor brokerage	34,243	32,621	31,126	25,891	24,172	22,867	(5.4)	123,881
Information processing and communications	47,934	48,219	46,831	46,926	44,249	41,601	(6.0)	189,910
Occupancy and related depreciation	18,729	19,173	19,596	20,913	18,228	16,803	(7.8)	78,411
Business development expenses	8,330	8,454	9,330	9,778	8,296	6,881	(17.1)	35,892
Other	52,888	58,537	54,602	62,211	54,821	49,100	(10.4)	228,238

Total non-interest expenses	318,020	316,727	303,292	292,484	275,715	265,221	(3.8)	1,230,523

Income (loss) before income taxes	106,012	19,877	51,607	(12,338)	62,765	81,774	30.3	165,158
Income tax expense	36,368	(28,377)	16,048	(1,443)	15,791	19,721	24.9	22,596

Net income (loss)	69,644	48,254	35,559	(10,895)	46,974	62,053	32.1	142,562

Less: Net income attributable to noncontrolling interests	902	1,695	157	8,258	149	873	485.9	11,012

Net income (loss) attributable to NHI shareholders	68,742	46,559	35,402	(19,153)	46,825	61,180	30.7	131,550

	Yen						% Change	Yen
Per share of common stock:
Basic-
Net income (loss) attributable to NHI shareholders per share	19.11	12.95	9.83	(5.31)	13.00	17.10	31.5	36.53

Diluted-
Net income (loss) attributable to NHI shareholders per share	18.65	12.63	9.61	(5.33)	12.71	16.68	31.2	35.52

–  12  –

(2) Business Segment Information – Quarterly Comparatives (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen						% Change	Millions of yen
	For the three months ended						(B-A)/(A)	For the year ended March 31, 2016
	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016 (A)	September 30, 2016 (B)

Net revenue

Business segment information:
Retail	130,689	115,658	104,280	85,007	83,751	86,164	2.9	435,634
Asset Management	26,917	22,854	25,327	20,311	25,934	21,277	(18.0)	95,409
Wholesale	205,184	192,911	185,977	136,205	190,932	179,863	(5.8)	720,277

Subtotal	362,790	331,423	315,584	241,523	300,617	287,304	(4.4)	1,251,320
Other	52,244	16,080	34,589	62,139	48,411	52,111	7.6	165,052

Net revenue	415,034	347,503	350,173	303,662	349,028	339,415	(2.8)	1,416,372

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	8,998	(10,899)	4,726	(23,516)	(10,548)	7,580	—	(20,691)

Net revenue	424,032	336,604	354,899	280,146	338,480	346,995	2.5	1,395,681

Non-interest expenses

Business segment information:
Retail	79,790	78,913	76,450	72,850	75,086	71,754	(4.4)	308,003
Asset Management	15,171	14,442	14,597	14,533	13,695	13,844	1.1	58,743
Wholesale	185,513	184,282	176,038	159,039	144,290	140,596	(2.6)	704,872

Subtotal	280,474	277,637	267,085	246,422	233,071	226,194	(3.0)	1,071,618
Other	37,546	39,090	36,207	46,062	42,644	39,027	(8.5)	158,905

Non-interest expenses	318,020	316,727	303,292	292,484	275,715	265,221	(3.8)	1,230,523

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—

Non-interest expenses	318,020	316,727	303,292	292,484	275,715	265,221	(3.8)	1,230,523

Income (loss) before income taxes

Business segment information:
Retail	50,899	36,745	27,830	12,157	8,665	14,410	66.3	127,631
Asset Management	11,746	8,412	10,730	5,778	12,239	7,433	(39.3)	36,666
Wholesale	19,671	8,629	9,939	(22,834)	46,642	39,267	(15.8)	15,405

Subtotal	82,316	53,786	48,499	(4,899)	67,546	61,110	(9.5)	179,702
Other*	14,698	(23,010)	(1,618)	16,077	5,767	13,084	126.9	6,147

Income (loss) before income taxes	97,014	30,776	46,881	11,178	73,313	74,194	1.2	185,849

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	8,998	(10,899)	4,726	(23,516)	(10,548)	7,580	—	(20,691)

Income (loss) before income taxes	106,012	19,877	51,607	(12,338)	62,765	81,774	30.3	165,158

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen						% Change	Millions of yen
	For the three months ended						(B-A)/(A)	For the year ended March 31, 2016
	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016 (A)	September 30, 2016 (B)
Net gain (loss) related to economic hedging transactions	(2,553)	1,052	(627)	8,498	11,974	(4,119)	—	6,370
Realized gain (loss) on investments in equity securities held for operating purposes	188	17	(36)	18	582	74	(87.3)	187
Equity in earnings of affiliates	13,831	9,054	4,784	5,058	1,058	10,945	934.5	32,727
Corporate items	(3,940)	(39,985)	(3,171)	(5,218)	(4,306)	(5,266)	—	(52,314)
Other	7,172	6,852	(2,568)	7,721	(3,541)	11,450	—	19,177

Total	14,698	(23,010)	(1,618)	16,077	5,767	13,084	126.9	6,147

–  13  –

(3) Unconsolidated Quarterly Financial Statements [Japanese GAAP]

Unconsolidated quarterly financial statements have been voluntarily disclosed and prepared based on regulatory rules.

Nomura Holdings, Inc. Unconsolidated Balance Sheets

(UNAUDITED)

	Millions of yen
	March 31, 2016	September 30, 2016
Assets
Current Assets	4,058,321	3,755,135
Fixed Assets	3,320,801	3,290,451

Total Assets	7,379,122	7,045,586

Liabilities
Current Liabilities	1,599,923	1,472,445
Long-term Liabilities	3,358,039	3,000,046

Total Liabilities	4,957,962	4,472,491

Net Assets
Shareholders’ equity	2,305,324	2,467,378
Valuation and translation adjustments	67,933	62,220
Stock acquisition rights	47,904	43,497

Total Net Assets	2,421,160	2,573,094

Total Liabilities and Net Assets	7,379,122	7,045,586

Nomura Holdings, Inc. Unconsolidated Statements of Income (UNAUDITED)
	Millions of yen
	For the six months ended
	September 30, 2015	September 30, 2016
Operating revenue	471,369	305,968
Operating expenses	113,480	109,901

Operating income	357,890	196,067

Non-operating income	3,263	2,908
Non-operating expenses	3,497	6,938

Ordinary income	357,655	192,037

Special profits	501	5,928
Special losses	377	181

Income before income taxes	357,780	197,784

Income taxes - current	4,876	1,890
Income taxes - deferred	(54,871)	(730)

Net income	407,775	196,624

(4) Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found at the following URL.

http://www.nomuraholdings.com/company/group/nsc/pdf/2017_2q.pdf

–  14  –